Exhibit 99.11

REPORT UNDER PART 4
OF
NATIONAL INSTRUMENT 62-103

1.                                      Name and address of eligible institutional investor:

Trapeze Capital Corp.
22 St. Clair Avenue East, 18th Floor
Toronto, Ontario
M4T 2S3

Trapeze Asset Management Inc.
22 St. Clair Avenue East, 18th Floor
Toronto, Ontario
M4T 2S3

Trapeze Capital Corp. (“TCC”), Trapeze Asset Management Inc. (“TAMI”), and their affiliates are together, the “Offeror”.

2.                                      The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

All information in this report is as at December 31, 2006.

This is the initial report filed by the Offeror under Part 4 of NI 62-103 in respect of Canadian Superior Energy Inc. (the “Issuer”).

The designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made:

The Offeror beneficially owns or exercises control or direction over 13,654,052 common shares (“Common Shares”) issued by the Issuer and warrants (“Warrants”) exercisable into 499,800 Common Shares.  Assuming all of these Warrants were exercised, the Offeror would beneficially own or exercise control or direction over 14,153,852 Common Shares, representing approximately 11.0% of the then issued and outstanding Common Shares (assuming no other Warrants are exercised).

3.                                      The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a)  the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror has beneficial ownership and control of 127,900 Common Shares held by Randall Abramson and 1346049 Ontario Limited (“1346049”),

representing approximately 0.1% of the issued and outstanding Common Shares.

(b)  the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c)  the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Offeror exercises control or direction over 14,031,452 Common Shares (including Warrants exercisable into 499,800 Common Shares), held by accounts fully managed by TCC and TAMI in their capacity as portfolio manager, representing approximately 10.9% of the then issued and outstanding Common Shares (assuming the Warrants held by the Offeror are exercised but no Warrants held by other holders are exercised).

4.                                      The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes. Depending on market conditions and other relevant factors, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

5.                                      The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

6.                                      The names of any joint actors in connection with the disclosure required by this report:

Randall Abramson controls 1346049 Ontario Limited, a company which controls each of TCC and TAMI.

7.                                      If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

8.                                       A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer.

The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of January, 2007.

TRAPEZE CAPITAL CORP.

Per:	“Randall Abramson”
Randall Abramson
President

TRAPEZE ASSET MANAGEMENT INC.

Per:	“Randall Abramson”
Randall Abramson
Chief Executive Officer